UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

SEVEN OAKS ACQUISITION corp.
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities) 81787X205**
(CUSIP Number)
DECEMBER 18, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** As of the date of this Schedule 13G, a CUSIP number for the issuer’s common stock is not available. Initially, each of the common stock and warrants to purchase shares of common stock will trade as a unit. The CUSIP number reflected here is the CUSIP number for the issuer’s units.

CUSIP No. 81787X205
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,600,000*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,600,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,600,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
6.2%*
(12) Type of Reporting Person
IA

 * See Item 4 for additional information.

CUSIP No. 81787X205
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,455,655*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,455,655*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,455,655*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
5.6%*
(12) Type of Reporting Person
CO

 * See Item 4 for additional information.

CUSIP No. 81787X205
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	1,600,000*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	1,600,000*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
1,600,000*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
6.2%*
(12) Type of Reporting Person
IN

 * See Item 4 for additional information.

Item 1(a). Name Of Issuer: Seven Oaks Acquisition Corp., a Delaware corporation (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Offices:
445 Park Avenue, 17th Floor New York, New York 10022

Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), (ii) Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”) and (iii) Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Islands exempted company. Mr. Park is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Class A Common Stock, par value $0.0001 per share (the “Common Stock”).
Item 2(e). CUSIP No.:
As of the date of this Schedule 13G, a CUSIP number for the Common Stock is not available. Initially, each of the Common Stock and warrants (“Warrants”) to purchase shares of Common Stock will trade as a unit (“Unit”). The CUSIP number for the Units is 81787X205.
Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership: As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:

(a)	Amount Beneficially Owned:		1,600,000*
(b)	Percent of Class:		6.2%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0*
	(ii)	shared power to vote or to direct the vote:	1,600,000*
	(iii)	sole power to dispose or to direct the disposition of:	0*
	(iv)	shared power to dispose or to direct the disposition of:	1,600,000*

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:

(a)	Amount Beneficially Owned:		1,455,655*
(b)	Percent of Class:		5.6%*
(c)	Number of Shares as to which such person has:
	(i)	sole power to vote or to direct the vote:	0*
	(ii)	shared power to vote or to direct the vote:	1,455,655*
	(iii)	sole power to dispose or to direct the disposition of:	0*
	(iv)	shared power to dispose or to direct the disposition of:	1,455,655*

* PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI”, and together with PWIMF, the “PW Funds”). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM.

As of December 18, 2020, PWIMF held 1,455,655 shares of Common Stock and Warrants to purchase common stock up to 727,828 shares of Common Stock and PWPI held 144,345 shares of Common Stock and Warrants to purchase up to 72,172 shares of Common Stock. The Warrants are not currently exercisable within 60 days of this report. As a result, for purposes of Reg. Section 240.13d-3, PWAM, PWIMF, PWPI and Mr. Park are currently deemed not to beneficially own any shares of Common Stock underlying the Warrants. As of December 18, 2020, PWAM and Mr. Park may be deemed to beneficially own 1,600,000 shares of Common Stock held in the aggregate by the PW Funds.

The Common Stock is currently held as Units, with each Unit consisting of one share of Common Stock and one-half of one Warrant. Each whole Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $11.50 per share.

The reported beneficial ownership percentage is based upon 25,875,000 shares of Common Stock issued and outstanding as of December 22, 2020, based on information reported by the Company in its Current Report on Form 8-K filed with the Securities and Exchange Commission on December 30, 2020.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 19, 2021

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

1.     Joint Filing Agreement, dated as of January 19, 2021, by and between Park West Asset Management LLC, Park West Investors Master Fund, Limited and Peter S. Park.